EXHIBIT 12.1

                            MARK IV INDUSTRIES, INC.
    STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES(1)

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
                                                                 (DOLLARS IN THOUSANDS)
                                                                      (UNAUDITED)

                                                                YEAR ENDED LAST DAY OF FEBRUARY               THREE-MONTHS ENDED
                                                                                                                   MAY 31,
                                                    1993         1994          1995      1996       1997       1996        1997
                                                    ----         ----          ----      ----       ----       ----       -----
Earnings:
 Income before provision for income taxes           $42,300       $61,000       $89,200  $135,700   $164,200   $44,800    $49,300
 Fixed charges, before capitalized interest          48,033        46,874        50,448    57,197     63,809    16,004     15,348
 Amortization of capitalized interest                   133           210           247       265        335        84        131
                                                    --------     ---------     --------  --------   --------   --------   -------
           Earnings as adjusted                     $90,466      $108,084      $139,895  $193,162   $228,344   $60,888    $64,779
                                                    ========     =========     ========  ========   ========   ========   =======
Fixed Charges:
 Interest expense, net                              $44,400       $43,100       $46,300   $52,600    $59,000   $14,900    $14,300
 Investment income earned (2)                           300           400           284       396        418       105         70
                                                    -------      --------       -------   -------    -------   --------  --------
             Total interest                          44,700        43,500        46,584    52,996     59,418    15,005     14,370
 Amortization of debt expense                         1,383         1,424         1,659     1,726      1,871       370        468
 Interest portion of rent expense                     1,950         1,950         2,205     2,475      2,520       630        510
                                                    -------      --------       --------   -------    -------   -------- ---------
             Fixed Charges, before
             capitalized interest                    48,033        46,874        50,448    57,197     63,809    16,005     15,348
 Capitalized interest                                   632           195           335       703      1,901       176        475
                                                    -------      --------       --------   -------    -------   -------  --------
 Fixed Charges                                      $48,665       $47,069       $50,783   $57,900    $65,710   $16,181    $15,823
                                                   ========      ========       ========  ========   ========  ========  ========
 Ratio of Earnings to Fixed Charges                   1.86x         2.30x         2.75x     3.34x      3.48x     3.76x     4.09x

---------------

(1) For the purpose of calculating the ratio of earnings to fixed charges, (i) earnings consist of income from continuing operations before income taxes and the restructuring charge, plus fixed charges and (ii) fixed charges consist of interest expense incurred, capitalized interest, amortization of debt expense and 15% of rental payments under operating leases (an amount estimated by management to be the interest component of such rentals). If the restructuring charge were included in the ratio determination for fiscal 1997, the actual ratio would be 1.76x.

(2) Represents investment income presented with interest expense, which must be eliminated for purposes of calculating the ratios.
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